Mail Stop 4561

July 27, 2006

Mr. Maxim C. W. Webb
Chief Financial Officer
Pico Holdings, Inc.
875 Prospect Street, Suite 301
La Jolla, CA 92037

> **Re:** **Pico Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 033-36383**

Dear Mr. Webb:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements

Consolidated Statements of Operations, page 51

1. Please revise your presentation in future filings to report stock-based compensation amounts within the income statement captions in which the cash compensation would ordinarily be recorded when paid to the same parties.

Investments

General

2. Section 3(a)(1)(A) of the Investment Company Act of 1940 ("1940 Act") defines an "investment company" to include any issuer that "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities." Section 3(a)(1)(C) of the 1940 Act also defines an "investment company" as any issuer that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

Pico Holdings, Inc. ("Pico") states that it is a diversified holding company composed of five business segments: water resource and water storage operations, real estate, business acquisitions and financing, insurance and operations of a majority-owned subsidiary that develops and provides software and technology to the financial markets industry. Pico states that it "seeks to acquire businesses and interests in businesses which [it identifies] as undervalued based on fundamental analysis . . . . [and also] where there is significant unrecognized value in land and other tangible assets." Pico states that it has acquired private companies through participation in financing transactions, and shares in public companies through financing transactions and open market purchases. With respect to certain acquisitions that constitute "core operating subsidiaries," Pico states that it becomes "actively involved in the management and strategic direction of the business." Pico's consolidated balance sheet indicates that as of December 31, 2005 approximately 70% of Pico's total assets consisted of investment securities. Because the 1940 Act applies the 40 percent limit to an issuer's investment securities on an unconsolidated basis, we lack the information necessary to fully assess whether Pico is an investment company.

Accordingly, please provide us with a written legal analysis as to why Pico should not be considered to be an investment company and state the basis for any exclusion or exemption from the definition contained in Section 3(a)(1)(A) and Section 3(a)(1)(C), as appropriate. For example, Section 3(b)(1) of the 1940 Act provides that, notwithstanding Section 3(a)(1)(C), an issuer "primarily engaged" in a business other than that of investing, reinvesting, owning, holding or trading in securities is not an investment company. For a discussion of the relevant criteria for determining whether a company is primarily engaged in a non-investment company business, see Investment Company Act Release No. 25835 (Nov. 26, 2002) and Investment Company Act Release No. 26077 (June 16, 2003).

Please include in this analysis data indicating the value of Pico's investment securities and total assets (exclusive of cash items and Government securities) on an <u>unconsolidated</u> basis as of the fiscal quarters ended December 31, 2005, March 31, 2006 and June 30, 2006. The analysis also should separately analyze whether each of Pico's subsidiaries is an investment company under the 1940 Act as of the fiscal quarters ended December 31, 2005, March 31, 2006 and June 30, 2006. In addition, please provide appropriate documentation to support your analysis.

3. In future filings, please provide the investment disclosures required by paragraphs 21a (2) and 21b of EITF 03-1.

Accu Holding, page 63

4. We note that you owned 29.2% of Accu Holding AG as of December 31, 2005 and that you have accounted for this holding as available for sale under SFAS 115 because you concluded that you do not have the ability to exercise significant influence over this company. Please tell us the key factors you considered in reaching this determination. Your response should include discussion of such factors as percentage of voting stock maintained in Accu Holding AG, the key terms of your investment arrangement, representation on its board of directors, your ability to participate in its policy-making processes, any business transactions made between you and Accu Holding AG or any form of dependence that Accu Holding AG may have on you, and any other factors which you deem relevant.

Notes and other Receivables, page 64

5. In future filings, please disclose your accounting policy for providing allowances for doubtful accounts related to your Notes Receivable balances.

Segment Reporting, page 72

6. For the year ended December 31, 2005, you have reported segment depreciation and amortization expense for Hyperfeed of approximately $1,959,000. Please reconcile this amount with the information reported for Hyperfeed on page 37 of your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3780 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant